02036544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

ASUR
AEROPUERTOS DEL SURESTE
Lic. Adolfo Castro
T. +(52) 55-5284-0408
acastro@asur.com.mx

Breakstone & Ruth

Luca Biondolillo - investor relations
T. (646) 536-7012
Lbiondolillo@breakstoneruth.com

ASUR Issues Additional Information Regarding Dividend Dates

Mexico City, May 14, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today indicated that the payment of a regular and extraordinary cash dividend for fiscal year 2001 for a total of Ps.1.48 per common share will be made, as previously announced, on May 30, 2002, to holders of common series B and BB shares. One ADS represents ten series B common shares.

The cash dividend will be paid to holders of record of common shares and ADSs as of May 29, 2002. The ex-dividend date for holders of common shares will be set according to the rules of the Mexican Stock Exchange, and according to the rules of the New York Stock Exchange for holders of ADSs. ASUR will make the dividend payable in Mexican Pesos (Ps) to holders of common shares on May 30, 2002. The Bank of New York, depositary of ASUR's series B common shares represented by ADSs, will make the dividend payable in U.S. dollars to ADS holders on June 10, 2002.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________

Name: Adolfo Castro Rivas

Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: May 17, 2002